UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36163

STARWOOD WAYPOINT HOMES

(IH Merger Sub, LLC, as successor by merger to Starwood Waypoint Homes)

(Exact name of registrant as specified in its charter)

c/o Invitation Homes Inc.

1717 Main Street, Suite 2000

Dallas, Texas 75201

Telephone number: (972) 421-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Starwood Waypoint Homes merged with and into IH Merger Sub, LLC on November 16, 2017, at which time the separate corporate existence of Starwood Waypoint Homes ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, IH Merger Sub, LLC, as successor by merger to Starwood Waypoint Homes, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IH MERGER SUB, LLC,
as successor by merger to Starwood Waypoint Homes

Date: November 27, 2017	By:	/s/ Mark A. Solls
	Name:	Mark A. Solls
	Title:	Executive Vice President, Secretary and Chief Legal Officer